# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 10/22/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001832106
Persons authorized to receive notices and communications: Fan Yu, c/o ABG Management Ltd., #3902, 39/F, E Tower, 10 Harcourt RD CTR, Hong Kong, Hong Kong (K3), 0000000000, 852 31219699

## Reporting persons
- ABG Management Ltd. (CIK 0001832106): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
- Ally Bridge Group (NY) LLC (CIK 0001822947): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
  Comment: Limited Liability Company
- Ally Bridge MedAlpha Master Fund L.P. (CIK 0001831963): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)
- Fan Yu (CIK 0001668029): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: working capital (WC); sole voting power 0; shared voting power 6,070,405; sole dispositive power 0; shared dispositive power 6,070,405; aggregate amount beneficially owned 6,070,405 (11.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

ABG Management Ltd.

Ally Bridge Group (NY) LLC

Ally Bridge MedAlpha Master Fund L.P.

Mr. Fan Yu
Residence or business address: The principal business office address for Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022. The principal business office address for ABG Management Ltd. and Mr. Fan Yu is Unit 3902, 39/F, East Tower Cheung Kong Center II, 10 Harcourt Road Central, Hong Kong. The principal business office address for Ally Bridge MedAlpha Master Fund L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ally Bridge Group (NY) LLC is organized under the laws of the State of Delaware. Mr. Fan Yu is a citizen of Malta. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ally Bridge MedAlpha Master Fund L.P. purchased an aggregate of 6,058,738 common shares, no par value per share (the "Common Shares") and 9,690,037 Common Shares issuable upon exercise of warrants, for aggregate consideration of $10,509,277.

Ally Bridge MedAlpha Master Fund L.P. obtained the funds used to purchase the Common Shares and warrants through capital contributions from its partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Director Appointment

On October 22, 2025, the Issuer announced that Slanix Paul Alex, the President and Portfolio Manager, of Public Equity at Ally Bridge Group, was appointed to the Issuer's Board of Directors (the "Board") effective immediately.

Registration Rights Agreements

On August 21, 2023, the Issuer entered into a Unit Purchase Agreement (the "2023 Unit Purchase Agreement") with the Reporting Persons and other selected investors. Pursuant to the terms of the 2023 Unit Purchase Agreement, the Reporting Persons purchased warrants to purchase Common Shares. In connection with the 2023 Unit Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement (the "2023 Registration Rights Agreement") with the Issuer pursuant to which the Issuer filed a registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the Common Shares underlying the securities purchased pursuant to the 2023 Unit Purchase Agreement.

On July 26, 2024, the Issuer entered into a Unit Purchase Agreement (the "2024 Unit Purchase Agreement") with the Reporting Persons and other selected investors. Pursuant to the terms of the 2024 Unit Purchase Agreement, the Reporting Persons purchased warrants to purchase Common Shares. In connection with the 2024 Unit Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement (the "2024 Registration Rights Agreement") with the Issuer pursuant to which the Issuer filed a registration statement with the SEC covering the resale of the Common Shares underlying the securities purchased pursuant to the 2024 Unit Purchase Agreement.

On July 28, 2025, the Issuer entered into a Unit Purchase Agreement (the "2025 Unit Purchase Agreement") with the Reporting Persons and other selected investors. Pursuant to the terms of the 2025 Unit Purchase Agreement, the Reporting Persons purchased warrants to purchase Common Shares. In connection with the 2025 Unit Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement (the "2025 Registration Rights Agreement") with the Issuer pursuant to which the Issuer filed a registration statement with the SEC covering the resale of the Common Shares underlying the securities purchased pursuant to the 2025 Unit Purchase Agreement.

The foregoing descriptions of the 2023 Registration Rights Agreement, the 2024 Registration Rights Agreement and the 2025 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of the Issuer's Common Shares, based on 53,811,110 Common Shares outstanding as of September 26, 2025, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on October 3, 2025.

The Common Shares reported as beneficially owned herein include: (i) 6,058,738 Common Shares held of record by Ally Bridge MedAlpha Master Fund L.P., and (ii) 11,667 Common Shares underlying an employee stock option granted to Dr. Alex by the Issuer and held by him for the benefit of Ally Bridge MedAlpha Master Fund L.P., which amount represents the number of Common Shares that are currently vested or that will vest within 60 days of the date of this filing. The amount of securities reported herein does not include 9,690,037 Common Shares issuable upon exercise of warrants held of record by Ally Bridge MedAlpha Master Fund L.P., which are subject to limitations on exercise.

Mr. Fan Yu is the controlling stockholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages the investments of Ally Bridge MedAlpha Master Fund L.P. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by Ally Bridge MedAlpha Master Fund L.P. Each of them disclaims beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Shares during the past sixty days. On October 22, 2025, Dr. Alex was granted an employee stock option to purchase 40,000 Common Shares. Twenty-five percent of the shares subject to this option vested on the date of grant and the remaining shares will vest in thirty-six equal monthly installments thereafter, subject to Dr. Alex's continued service as a director on each such vesting date.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the 2023 Registration Rights Agreement, the 2024 Registration Rights Agreement and the 2025 Registration Rights Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement.

Exhibit 2: Registration Rights Agreement, dated as of August 21, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 22, 2023).

Exhibit 3: Registration Rights Agreement, dated as of July 26, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 26, 2024).

Exhibit 4: Registration Rights Agreement, dated as of July 28, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2025).

## Signatures
- ABG Management Ltd.: By: /s/ Fan Yu, Fan Yu, Director (10/29/2025)
- Ally Bridge Group (NY) LLC: By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (10/29/2025)
- Ally Bridge MedAlpha Master Fund L.P.: By: Ally Bridge Group (NY) LLC, its manager, By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (10/29/2025)
- Fan Yu: /s/ Fan Yu, Fan Yu (10/29/2025)